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Pan American Silver announces preliminary 2021 production results
All amounts are expressed in US$ unless otherwise indicated. Results are preliminary and unaudited and could be adjusted based on final results. This news release contains forward-looking information about expected future events and operating performance of Pan American Silver. Readers should refer to the risks and assumptions set out in the “Cautionary Note Regarding Forward-Looking Statements and Information” at the end of this news release.

Vancouver, B.C. - Jan. 19, 2022 - Pan American Silver Corp. (NASDAQ: PAAS) (TSX: PAAS) (“Pan American Silver”) today announced its preliminary production results for the fourth quarter ("Q4 2021") and full year 2021 ("FY 2021").
•Consolidated silver production in 2021 of 19.2 million ounces was within the revised guidance range of 19.0 to 20.0 million ounces provided on November 9, 2021.
•Consolidated gold production in 2021 of 579.3 thousand ounces was within the revised guidance range of 560.0 to 588.0 thousand ounces provided on November 9, 2021.
•Dolores achieved record gold production of 160.1 thousand ounces in 2021.
"Production improved in 2021 over 2020, although continued to be constrained by reduced workforce deployment levels due to the COVID-19 pandemic. We are pleased to see progressive production ramp up at La Colorada during the fourth quarter of 2021, following the advances on the upgrades to the ventilation circuit and ground support programs," said Michael Steinmann, President and Chief Executive Officer.
Preliminary 2021 production results
Figures are preliminary and subject to final adjustment. The final figures will be provided in Pan American Silver's financial results for Q4 and FY 2021.

	Silver Production (thousand ounces)		Gold Production (thousand ounces)
	Q4 2021	FY 2021	Q4 2021	FY 2021
La Colorada	1,584	5,171	0.8	2.7
Huaron	838	3,513	0.3	1.1
Morococha(1)	540	2,175	0.4	1.1
San Vicente(2)	641	2,548	0.1	0.3
Manantial Espejo	1,090	3,236	11.3	33.8
Dolores	507	2,240	40.1	160.1
Shahuindo	61	235	37.0	134.0
La Arena	11	40	32.6	112.4
Timmins	4	16	34.2	133.8
Total(3)	5,276	19,174	156.7	579.3
(1)Morococha data represents Pan American Silver's 92.3% interest in the mine's production.
(2)San Vicente data represents Pan American Silver's 95.0% interest in the mine's production.
(3)Totals may not add due to rounding.

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	Consolidated Base Metal Production (thousand tonnes)
	Q4 2021	FY 2021
Zinc	11.2	49.4
Lead	4.1	18.1
Copper	2.4	8.7
Consolidated zinc, lead and copper production in 2021 was 49.4, 18.1 and 8.7 thousand tonnes, respectively, compared with the revised guidance of 49.8 - 53.6, 18.5 - 20.3 and 8.9 - 9.2 thousand tonnes, respectively, provided on November 9, 2021.

COVID-19 update
Pan American Silver is currently experiencing the effects of the latest wave of COVID-19 infections, which has led to reduced workforce levels. At the present time, it is too early to determine what impact, if any, the current COVID-19 situation may have on operations in the first quarter or full-year 2022. Consequently, Pan American Silver has decided to postpone issuing its 2022 production and costs guidance. We intend to provide 2022 guidance no later than February 23, 2022, when Pan American Silver releases its audited results for Q4 and FY 2021.
Our priority is the health and safety of our workforce and communities, and we are maintaining comprehensive protocols to protect our people and limit the spread of the virus. Further details are available at panamericansilver.com.
Q4 and FY 2021 audited results
Pan American Silver plans to release its audited results for Q4 and FY 2021 on February 23, 2022, after market close. Details for the related conference call and webcast are as follows:
Date:            February 24, 2022
Time:             11:00 am ET (8:00 am PT)
Dial-in numbers:    1-800-319-4610 (toll-free in Canada and the U.S.)
+1-604-638-5340 (international participants)
Webcast:        panamericansilver.com
The live webcast, presentation slides and the Q4 and FY 2021 report will be available at panamericansilver.com. An archive of the webcast will also be available for three months.
Technical Information
Scientific and technical information contained in this news release have been reviewed and approved by Martin Wafforn, P.Eng., Senior Vice President Technical Services and Process Optimization, and Christopher Emerson, FAusIMM, Vice President Business Development and Geology, each of whom is a Qualified Persons, as the term is defined in Canadian National Instrument 43-101 - Standards of Disclosure of Mineral Projects.
For additional information about Pan American Silver's material mineral properties, please refer to Pan American Silver’s Annual Information Form dated February 17, 2021, filed at www.sedar.com, or Pan American Silver's most recent Form 40-F filed with the SEC.
About Pan American Silver
Pan American Silver owns and operates silver and gold mines located in Mexico, Peru, Canada, Argentina and Bolivia. We also own the Escobal mine in Guatemala that is currently not operating. Pan American Silver provides enhanced exposure to silver through a large base of silver reserves and resources, as well as major catalysts to grow silver production. We have a 28-year history of operating in Latin America, earning an industry-leading

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reputation for sustainability performance, operational excellence and prudent financial management. We are headquartered in Vancouver, B.C. and our shares trade on NASDAQ and the Toronto Stock Exchange under the symbol "PAAS".
Learn more at panamericansilver.com.
For more information contact:
Siren Fisekci
VP, Investor Relations & Corporate Communications
Ph: 604-806-3191
Email: ir@panamericansilver.com
Cautionary Note Regarding Forward-Looking Statements and Information
Certain of the statements and information in this news release constitute "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and "forward-looking information" within the meaning of applicable Canadian provincial securities laws. All statements, other than statements of historical fact, are forward-looking statements or information. Forward-looking statements or information in this news release relate to, among other things: future financial or operational performance, estimates of current production levels that remain subject to verification and adjustment, including our estimated production of silver, gold, and other metals in 2021; the timing and release of our guidance for production, costs and certain expenditures in 2022 and our audited results for Q4 and FY 2021.
These forward-looking statements and information reflect Pan American Silver’s current views with respect to future events and are necessarily based upon a number of assumptions that, while considered reasonable by Pan American Silver, are inherently subject to significant operational, business, economic and regulatory uncertainties and contingencies. These assumptions include: the world-wide economic, supply chain, and social impact of COVID-19 and the duration and extent of the COVID-19 pandemic and related restrictions; continuation of operations following COVID-19 related shutdowns or reductions in production; the impact of COVID-19 on our financial and operational results; our ability to manage reduced operations efficiently and economically, including the impact on our operations in the first quarter and full-year 2022; tonnage of ore to be mined and processed; ore grades and recoveries; prices for silver, gold and base metals remaining as estimated; currency exchange rates remaining as estimated; capital, decommissioning and reclamation estimates; our mineral reserve and resource estimates and the assumptions upon which they are based; prices for energy inputs, labour, materials, supplies and services (including transportation); no labour-related disruptions at any of our operations; no other unplanned delays or interruptions in scheduled production; all necessary permits, licenses and regulatory approvals for our operations are received in a timely manner; our ability to secure and maintain title and ownership to properties and the surface rights necessary for our operations; and our ability to comply with environmental, health and safety laws. The foregoing list of assumptions is not exhaustive.
Pan American Silver cautions the reader that forward-looking statements and information involve known and unknown risks, uncertainties and other factors that may cause actual results and developments to differ materially from those expressed or implied by such forward-looking statements or information contained in this news release and Pan American Silver has made assumptions and estimates based on or related to many of these factors. Such factors include, without limitation: the duration and effects of COVID-19, and any other pandemics on our operations and workforce, and the effects on global economies and society; fluctuations in silver, gold and base metal prices; fluctuations in prices for energy inputs, labour, materials, supplies and services (including transportation); fluctuations in currency markets (such as the PEN, MXN, ARS, BOB, GTQ and CAD versus the USD); operational risks and hazards inherent with the business of mining (including environmental accidents and hazards, industrial accidents, equipment breakdown, unusual or unexpected geological or structural formations, cave-ins, flooding and severe weather); risks relating to the credit worthiness or financial condition of suppliers, refiners and other parties with whom Pan American Silver does business; inadequate insurance, or inability to obtain insurance, to cover these risks and hazards; employee relations; relationships with, and claims by, local communities and indigenous populations; our ability to obtain all necessary permits, licenses and regulatory approvals in a timely manner; changes in laws, regulations and government practices in the jurisdictions where we operate, including environmental, export and import laws and regulations; changes in national and local government, legislation, taxation, controls or regulations and political, legal or economic developments in Canada, the United States,

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Mexico, Peru, Argentina, Bolivia, Guatemala or other countries where Pan American Silver may carry on business, including risks relating to expropriation and risks relating to the constitutional court-mandated ILO 169 consultation process in Guatemala; diminishing quantities or grades of mineral reserves as properties are mined; increased competition in the mining industry for equipment and qualified personnel; and those factors identified under the caption “Risks Related to Pan American's Business" in Pan American Silver's most recent form 40-F and Annual Information Form filed with the United States Securities and Exchange Commission and Canadian provincial securities regulatory authorities, respectively. Although Pan American Silver has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated, described or intended. Investors are cautioned against undue reliance on forward-looking statements or information. Forward-looking statements and information are designed to help readers understand management's current views of our near and longer term prospects and may not be appropriate for other purposes. Pan American Silver does not intend, nor does it assume any obligation to update or revise forward-looking statements or information, whether as a result of new information, changes in assumptions, future events or otherwise, except to the extent required by applicable law.